

AngloGold Ashanti Limited \ (Incorporated in the Republic of South Africa)
(Reg. No.1944/017354/06) \ ISIN Number: ZAE000043485
Corporate Affairs Department: \ 3rd Floor \ 76 Jeppe Street \ Johannesburg \ 2001 \ South Africa
Tel +27 (0)11 637 6317 \ Fax +27 (0)11 637 6399/6400 \ www.AngloGoldAshanti.com

news release

7 February 2008

AGA 06.08

ANGLOGOLD ASHANTI RESULTS FOR THE FOURTH QUARTER AND YEAR ENDED 31 DECEMBER 2007

AngloGold Ashanti reported fourth quarter production 5% lower at 1.37Moz, principally as a result of the safety interventions in South Africa and the operational difficulties experienced at Geita gold mine in Tanzania. Total cash costs were $404/oz, principally affected by lower production and currency movements. Adjusted headline earnings for the quarter were $18m, after deducting $64m in year end accounting adjustments, including tax provisions, rehabilitation and other adjustments.

For the year, gold production and costs were also affected by the same factors, which resulted in production of 5.5Moz, with total cash costs of $357/oz and headline earnings of $278m.

A dividend of 53 South African cents per share (or 7 US cents per share) was declared for the six months ended 31 December 2007, resulting in a total dividend of 143 cents per share (or 20 US cents per share) for the year.

The company also announced that net of depletion, reserves had increased by 6.2Moz to 73.1Moz. This marks a 9% improvement over the prior year and includes 3.8Moz at Moab Khotsong due to the inclusion of an area adjacent to the operation to access deeper Vaal Reefs blocks to the South-West of the current mine, and 3.4Moz at Mponeng due to the inclusion of the Carbon Leader Reef Project below 120 level. Reserve planning was based on a price assumption of $600/oz. Mineral Resources increased by 34.1Moz to 207.6Moz, based on a resource planning assumption of $700/oz. Greenfields explorations activities at Tropicana in Western Australia, Mongwalu in the DRC and at Gramalote in Columbia contributed 6.95Moz attributable inferred resource.

In respect of the 2008 outlook the company is expecting to produce between 4.8Moz and 5.0Moz of gold at cash costs ranging from $425/oz to $435/oz, based on currency assumptions to the US dollar of R7.35/$, A$/$0.88, BRL1.81/$ and Argentinean peso 3.10/$. This outlook statement is made in the context of the power shortage currently facing AngloGold Ashanti in South Africa, which will account for an estimated reduction of approximately 400,000oz of gold in 2008, and assumes that a sustainable 90% power supply is achieved for the remainder of the year.

Commenting on the year, Mark Cutifani, AngloGold Ashanti's CEO said, "We have a great deal of work to do on our operational and cost performance. We are focused on putting specific plans in place to improve performance throughout our assets, in particular where recent performance has been unacceptable. The uncertainty around Eskom power supply is having a significant impact on our operations in South Africa. This uncertainty means that our South African business faces very particular challenges right now and we're working constructively with organized labour, Eskom and the government to ensure that we find sustainable solutions that protect the reserve integrity and potential of these operations. On a positive note, I'm pleased with the compelling reserve and resource generation that we are seeing across the business and it underlines the potential across our global portfolio. I am also pleased with the improving record in safety performance that we have started to see following the launch of our *Safety is our First Value* campaign in November last year. We have redefined our approach to safety and will continue to evaluate all operational initiatives through the lens of safety."

The full quarterly report can be found on the AngloGold Ashanti website at www.anglogoldashanti.com

Queries

South Africa	Tel:	Mobile:	E-mail:
Alan Fine	+27 (0) 11 637 6383	+27 (0) 83 250 0757	afine@AngloGoldAshanti.com
Himesh Persotam	+27 (0) 11 637 6647	+27 (0) 82 339 3890	hpersotam@anglogoldashanti.com